Exhibit 99.1

JIADE LIMITED Announces Pricing of $3 Million Registered Direct Offering

Chengdu, China, February 18, 2026, /PRNewswire/-- JIADE LIMITED (NASDAQ: JDZG) (the “Company”), today announced that it has entered into an agreement (the “Securities Purchase Agreement”) with several investors for the purchase and sale of 12,000,000 of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Shares”) (or pre-funded warrants in lieu thereof) at a purchase price of $0.25 per Share in a registered direct offering (the “Offering”). The purchase price for the pre-funded warrants is identical to the purchase price for Shares, less the exercise price of $0.0001 per share. Pursuant to the Securities Purchase Agreement, entered into between the Company and certain investors with respect to the Offering, the Company and the investors have agreed to additional closings of up to 48,000,000 Shares on or before the 30th calendar day anniversary of the Initial Closing Date (as defined below), if the investors exercise their option to purchase additional Shares (or pre-funded warrants in lieu thereof) by delivery of one or more written notices.

The gross proceeds to the Company of the Offering are expected to be approximately $3 million. The transaction is expected to close on or about February 19, 2026 (the “Initial Closing Date”), subject to the satisfaction of customary closing conditions. The Shares (or pre-funded warrants in lieu thereof) were sold pursuant to a shelf registration statement (the “Registration Statement”) on Form F-3 (File No. 333- 292574) previously filed by the Company and declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 13, 2026. The Company may hold one or more closings until the maximum numbers Shares (or pre-funded warrants in lieu thereof) are sold or the offering is terminated.

Univest Securities, LLC is acting as the sole placement agent.

A final prospectus supplement and accompanying prospectus describing the terms of the proposed Offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Copies of the prospectus supplement relating to the registered direct Offering, together with the accompanying base prospectus will be filed by the Company and, upon filing, can be obtained at the SEC’s website at www.sec.gov.

About JIADE LIMITED

JIADE LIMITED provides one-stop comprehensive education support services for adult education institutions in China. Through its subsidiaries, the Company offers software-driven and service-based solutions centered around the Kebiao Technology Educational Administration Platform (“KB Platform”), which streamlines enrollment, student management, learning progress tracking, grade inquiry, and graduation management. JIADE also provides auxiliary services such as pre-enrollment guidance, exam training, application support, tutoring, and exam administration. To date, the Company has supported more than 17 adult education institutions and approximately 80,000 students across China.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

JIADE LIMITED Investor Relations Department Email:kebiao@sckbkj.com

Investor Relations
WFS Investor Relations Inc.
Email: services@wealthfsllc.com
Phone: +1 628 283 9214